SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“GAFISA”), in compliance with CVM Instruction No. 358/2002, as amended, informs its shareholders and the market in general, that on this date, entered into a non-binding Protocol of Intentions (“Protocol”) with UPCON Incorporadora S.A, regarding GAFISA’s potential acquisition of 100% shares of UPCON.

The materialization of the equity interest acquisition shall rely on the compliance with condition precedents and the signature of final documents, which shall be signed within sixty (60) days as of this date, otherwise, the Protocol of Intentions shall be legally deemed terminated, without any burden to the Parties.

This transaction is aligned to GAFISA’s turnaround process, which aims at creating value to our shareholders, clients, suppliers, employees, and the market in general. GAFISA will inform the market as soon as the final purchase agreement is signed when it will also inform the measures relating to Article 256 of the Brazilian Corporation Law and other rules applicable to the referred transaction.

Until the signature of final documents, the parties involved will preserve their independence and autonomy, without any intervention from party to party relating to respective conduction of corporate businesses or exchange of sensible and strategic information.

São Paulo, December 16, 2019.

GAFISA S.A.

André Luis Ackermann

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer